P.E. 11/31/01

315126
0-11456

02011483

U.S. POST OFFICE
DELAYED

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November, 2001

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant's Name into English)

3 Azrieli Center
The Triangle Building, 42nd floor
Tel, Aviv 67023
Israel

(Address of Principal Corporate Offices)

Attached hereto and incorporated by reference herein are the Registrant's Press Releases announcing (1) Dismissal of Claim in Lawsuit Settlement and (2) Signing of Share Purchase Agreement with Discount Investment Corporation Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD
(Registrant)

By: ______________________
Richard H. Gilden for Ami Erel,
pursuant to power of attorney

Dated: November 30, 2001

ELRON ELECTRONIC INDUSTRIES LTD.

- FOR IMMEDIATE RELEASE -

ELRON ANNOUNCES DISMISSAL OF CLAIM IN LAWSUIT SETTLEMENT

Tel Aviv, November 19, 2001 - Elron Electronic Industries Ltd. (NASDAQ: ELRN), a leading multinational high technology holding company, announces that further to its announcement on March 15, 2001, the Tel-Aviv district court approved a settlement agreement signed by the parties in civil claim no. 001280/99 presented by Abraham Rotenberg and Haim Duvshani (the "plaintiffs") against Elron, Elbit Medical Imaging Ltd. ("EMI"), Elbit Ltd. and Mr. Emmanuel Gill (collectively, the "defendants"). The settlement agreement provides for the dismissal of the claim against Elron and all other defendants except EMI.

EMI has undertaken in the settlement agreement to pay to the class represented in the claim the total sum of up to $1,800,000 (including legal fees and compensation to the plaintiffs) in accordance with the terms thereof. In parallel to the signature of the settlement agreement, EMI's insurers undertook to pay the damages referenced above, pursuant to the terms of EMI's insurance policy.

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of advanced defense electronics, communication, software, information technology and medical devices.

For further information, visit http://www.elron.com

Contact: Doron Birger - Elron Electronic Industries Ltd. - Tel. 972-3-607 5555
doron@elron.net

Forward looking statement in this release with respect to the company's business, financial condition and results of operations are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the company's accounting policies as well as certain other risk factors which are detailed from time to time in the company's SEC filing.

ELRON ELECTRONIC INDUSTRIES LTD.

- FOR IMMEDIATE RELEASE -

ELRON ANNOUNCES SIGNING OF SHARE PURCHASE AGREEMENT WITH DISCOUNT INVESTMENT CORPORATION LTD.

Tel Aviv, November 19, 2001 - Elron Electronic Industries Ltd. (NASDAQ: ELRN), a leading multinational high technology holding company, announced that it has signed a definitive share purchase agreement with Discount Investment Corporation Ltd. ("DIC"), following the approval of the share purchase by DIC and by the audit committee and board of directors of Elron. Pursuant to the share purchase agreement, Elron will issue 2,261,843 ordinary shares to DIC in exchange for all DIC's shares in DEP Technology Holdings Ltd. ("DEP") and loans from DIC to a subsidiary of DEP. Upon completion of the transaction, DEP will be a wholly owned subsidiary of Elron.

DEP is a technology holding company in which Elron holds 33% of the outstanding share capital and in which DIC holds the remaining 67% of the outstanding share capital. DIC is Elron's controlling shareholder, holding 42% of Elron's shares. The number of Elron shares to be issued in the purchase is based on the opinion of an independent financial advisor given to the board of Elron.

The completion of the transaction is subject to (i) the approval of Elron's shareholders in accordance with section 275 of the Israeli Companies Law 1999; and (ii) the receipt of any other approvals required by law.

There is no assurance that all the approvals will be obtained and that the transaction will be consummated.

The Triangle Building, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel
Tel. 972-3-6075555, Fax. 972-3-6075556 www.elron.com

ELRON ELECTRONIC INDUSTRIES LTD.

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of advanced defense electronics, communication, software, information technology and medical devices.

For further information, visit http://www.elron.com

Contact: Doron Birger - Elron Electronic Industries Ltd. - Tel. 972-3-607 5555

doron@elron.net

Forward looking statement in this release with respect to the company's business, financial condition and results of operations are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the company's accounting policies as well as certain other risk factors which are detailed from time to time in the company's SEC filing.